Brian S. North 215 665 3828 brian.north@bipc.com	1835 Market Street, 14th Floor Philadelphia, PA 19103 T 215 665 8700 F 215 665 8760 www.buchananingersoll.com

January 16, 2009

Ms. Sondra Snyder
Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	SOKO Fitness & Spa Group, Inc. Item 4.02 Form 8-K/A Filed January 14, 2009 File No. 333-132429

Dear Ms. Snyder:

On behalf of SOKO Fitness & Spa Group, Inc. ("SOKO"), we respond as follows to the Staff’s comment letter dated January 15, 2009 relating to the above-captioned Form 8-K.  Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments and provided SOKO's response to each comment immediately thereafter.

Form 8-K Filed January 14, 2009

1.
Please disclose the date of management's conclusion that your financial statements for the year ended May 31, 2008 and quarter ended August 31, 2008 should no longer be relied upon.  Refer to Item 4.02(a)(1) of Form 8-K.

SOKO has amended the Form 8-K to disclose that management concluded that its financial statements for the effected periods should no longer be relied upon on December 22, 2008.  SOKO has further disclosed that SOKO's Board and Audit Committee approved the restatement on January 12, 2009.

Please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are providing a letter from the company addressing this request item as correspondence with this filing.

Securities and Exchange Commission

We thank the Staff for its comments.  Please call me at 215-665-3828 if you have any questions or require any additional information.

Very truly yours,

/s/ Brian S. North
Brian S. North

Enclosure